

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 10, 2017

Michael Burdiek
Chief Executive Officer
CalAmp Corp.
15635 Alton Parkway, Suite 250
Irvine, CA 92618

> **Re: CalAmp Corp.**
> **Form 10-K for Fiscal Year Ended February 29, 2016**
> **Filed April 20, 2016**
> **File No. 000-12182**

Dear Mr. Burdiek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors

We expect to continue to incur transaction and integration expenses related to the LoJack acquisition, page 17

1. We note your disclosure that you anticipate incurring additional expenses in connection with your acquisition of LoJack Corporation, some of which may be significant. Please tell us the nature of these anticipated expenses and the amounts you expect to incur.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

2. We note that you recently discontinued operations of your Satellite segment due to the loss of EchoStar as a customer. Please provide an explanation of how you determined that the loss of this customer will not have a material adverse effect on your business. For example, if relevant, discuss how you expect growth in your Wireless DataCom

segment to compensate for the loss of the satellite business. Additionally, consider including a more detailed discussion of known material trends or uncertainties that will have or are reasonable likely to have a material impact on your financial condition, operating performance, revenues or income resulting from the loss of your satellite business. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jamie Kessel, Staff Accountant at (202) 551-3727 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications